Mail Stop 4561

								July 26, 2006

Mr. Thomas M. Petro
President and Chief Executive Officer
Fox Chase Bancorp, Inc.
4390 Davisville Road
Hatboro, Pennsylvania 19040


Re: 	Fox Chase Bancorp, Inc.
      Amendment Number One to Registration Statement on Form S-1
      File No. 333-134160
      Filed July 5, 2006



Dear Mr. Petro:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Cease and Desist Order, page 2
1. We note your response to comment 4 of our letter to you dated
June
19, 2006. Please revise this section as follows:
* as we requested, disclose, on page 2, that OTS had designated you as a "troubled institution" and summarize reasons for and the significance of such designation as well as the period for which such designation applied;
* revise, in the second paragraph on page 2, the overview of the nature and extent of the problems identified by OTS to more accurately and fully disclose the problems including the following:
* explain in plain English the nature of the violations including whether they involved the classification of loans or the originations of the loans;
* discuss the magnitude and consequences of these failures in quantitative terms including the losses that you suffered as a result of these problems;
* delete any explanations for the failures such as "lack of expertise;"
* revise, on page 2, your list of violations to explain each violation in plain English;
* revise the list of practices, on page 3, to explain, in plain English, each one; and
* provide more detail regarding each of the material actions undertaken to address the violations noted by the OTS.

2. We note that the OTS placed a 10% limitation on beneficial ownership. Revise this section and the section on page 101 to discuss the impact of this restriction. Also, revise this section to discuss the impact of compliance upon your asset size, income and income ratios from before the OTS took action to the most recent stub period.


Stockholder and Member Voting Rights After the Reorganization, page 4
3. We note your response to comment 3 of our letter to you dated
June
19, 2006. Please revise this section to disclose, in the first paragraph, on page 5, the percentage of outstanding shares required for approval of the specified actions.


How We Determined the Offering Range, page 5
4. We note your response to comment 7 of our letter to you dated
June
19, 2006. Please revise this section as follows:
* disclose the methodology utilized to estimate the proforma market
value of the stock and identifying each of the bases for adjusting the
market value and the extent of the adjustment as discussed on page
60
of the appraisal;
* revise your discussion, on page 6, of the "the following factors, among others` that FinPro considered to note those that it "considered" but did not adjust its estimate (such as the cease and desist order);
* briefly discuss each of the six criteria utilized to "ensure comparability" an discuss the extent to which you are not comparable
(as discussed on pages 35-36 of the appraisal);
* explain, on page 6. how Fin Pro and the Board determined that companies with assets as high as $2.0 billion were "similarly situated" to you given your assets of $754,000; and
* as we requested, revise the second bullet point on page 6 to disclose whether investors can view the projections provided to Finpro.

5. We note your response to comment 8 of our letter to you dated
June
19, 2006. Please revise the discussion as follows:
* revise your discussion, on the top of page 6, regarding your basing the appraisal on a fully converted basis to discuss the extent to which the market prices stock differently based upon the percentage of public ownership and how your stock would be priced given the minority stake being offered to the public;
* as we requested, provide detail, in the first paragraph on page
7,
as to the composition of the peer group including the characteristics on which they were deemed "comparable" including disclosing the range of profitability and capital levels and describing the balance sheet mix and operating strategy;
* disclose for the peer group the range of the percentage of stock owned by the public;
* disclose the date as of which you determined tangible book value instead of "as of the most recent publicly available information;"
* disclose the dates of the twelve month period as of which you determined core earnings for the peer group;
* using footnotes to the table, disclose the date as of which you determined the price of the peer groups stock;
* provide citations for the OTS rules to which you refer in your response letter.

Mutual Holding Company Data, page 8
6. Please revise your disclosure that companies issued a different percentage of their stock to disclose data for these companies.

Reasons for the Reorganization, page 8
7. We note your response to comment 11 of our letter to you dated
June
19, 2006. As we requested, please explain more clearly your reasons for choosing to offer less than 100 percent and less than 49 percent of your stock to the public and to set the price at $10 per share.


Management`s Discussion and Analysis, page 55

Overview, page 55
8. Please provide analysis, consistent with Release No. 33-8350, of the opportunities, challenges, risks and uncertainties on which the company`s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges risks and uncertainties including but not limited to the following:
* your high level of loans that are non performing , doubtful, substandard special mention or loss;
* the adequacy of your allowance for loan losses;
* trends including the decline in deposits cash and total assets, and erratic net interest income;
* your plans to increase your multi family loans, commercial real estate loans, and commercial loans; and
* increases in interest rates.
In addition, please provide analysis of economic or industry-wide factors relevant to the company on which management is concerned. Please move to another subsection your description, on pages 55-
56. of
various components that affect your results of operations and add analysis of each of these components.


Operating Strategy, page 58
9. Please provide more detailed analysis of the following:
* your operating strategy from 2003 to 2005, including a detailed description of the business practices and analysis of their impact on your results of operations;
* your strategy during the pendancy of the Cease and Desist Order including a detailed description of the Order, such as the types of loans that you were prohibited from originating, and analysis of their impact of the Order on your results of operations; and
* your current strategy including a detailed description including a detailed description of the business practices and analysis of their impact on your results of operations.

10. Please reconcile the statement that you added, in the last paragraph on page 58, that your loan portfolio and asset size decreased because the Cease and Desist Order prohibited you from originating various types of loans with your statement in the second full paragraph on page 61 that your loan portfolio decreased because you sold $130 million loans in the secondary market.


How We Determined the Offering Range and the $10 Purchase Price,
page
127
11. We note your response to comment 27 of our letter to you dated
June 19, 2006.   Given its relative importance, please consider
moving
this section closer to the front of the document.  Please revise this
section to more accurately and completely describe the basis for the
board`s determination including the appraisal and the process of determining the range and the purchase price including, but not limited to, the following:
* discuss the selection criteria on pages 33-34of the appraisal report;
* include the analysis of the overview of comparables on pages 35-
36
of the appraisal;
* discuss, in detail, the market value adjustments (on pages 38-60 of the appraisal); and
* revise your discussion of factors, including the effect of the compensation plans, on page 127, to explain how these factors were considered and whether or not the price was adjusted for each factor.


      * * * * * * * * * * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Rebekah Moore at (202) 551-3463 or Paul
Ellis
Cline at 202-551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3419
with
any other questions.




						Sincerely,



						Christian N. Windsor
						Special Counsel


cc. 	Gary R. Bronstein, Esquire
      Muldoon Murphy & Aguggia LLP
      5101 Wisconsin Avenue, N.W.
      Washington, D.C. 20016




Mr. Thomas M. Petro
Fox Chase Bancorp, Inc.
July 26, 2006
Page 6